SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders

São Paulo, August 4 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), in compliance with article 33, item XXXI, of Securities and Exchange Commission (CVM) Resolution No. 80, of March 29, 2022, as amended (“CVM Resolution 80/2022”), provides its shareholders and the market in general the information required in Annex E of CVM Resolution 80/2022 regarding the Company's capital increase approved by the Board of Directors at a meeting held on July 26, 2023, within the authorized capital limit, as a result of the exercise of options by part of the participants of the Company's Stock Option Plan (“Capital Increase”).

I. DATE OF THE GENERAL MEETING OF SHAREHOLDERS IN WHICH THE STOCK PURCHASE PLAN WAS APPROVED:

The Company's Stock Option Plan was approved at the Company's Extraordinary General Meeting held on October 19, 2012 and amended on October 7, 2020.

II. VALUE OF THE CAPITAL INCREASE AND NEW CAPITAL STOCK:

The value of the Capital Increase was in the amount of R$ 263,329.88 (two hundred and sixty-three thousand, three hundred and twenty-nine reais and eighty-eight cents).

Previously, the share capital was BRL 4,197,892,283.20 (four billion, one hundred and ninety-seven million, eight hundred and ninety-two thousand, two hundred and eighty-three reais and twenty cents), divided into 3,200,516,077 (three billion, two hundred million, five hundred and sixteen thousand and seventy-seven) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, five hundred) common shares and 336,833,577 (three hundred and thirty and six million, eight hundred and thirty-three thousand, five hundred and seventy-seven) preferred shares, all registered and without par value.

As a result of the Capital Increase, the Company's capital stock will be R$4,198,155,613.08 (four billion, one hundred and ninety-eight thousand, one hundred and fifty-five thousand and eight cents), divided into 3,200,601,904 (three billion , two hundred million, six hundred and one, nine hundred and four) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, five hundred) common shares and 336,919,404 (three hundred and thirty-six million, nine hundred and nineteen thousand four hundred four) preferred shares, all registered, book-entry and without par value.

III. NUMBER OF SHARES ISSUED OF EACH KIND AND CLASS:

As a result of the Capital Increase, 85,827 (eighty-five thousand, eight hundred and twenty-seven) registered preferred shares with no par value were issued by the Company, all with the same rights and prerogatives as the preferred shares already issued by the Company ("Shares Issued”).

IV. ISSUE PRICE

1	GOL Linhas Aéreas Inteligentes S.A.

a) 2,500 (two thousand and five hundred) registered preferred shares with no par value, for the issue price of R$10.26 per share,

b) 3,327 (three thousand three hundred and twenty-seven) registered preferred shares with no par value by the Company, for the issue price of R$8.44 per share and

c) 80,000 (eighty thousand) registered preferred shares with no par value by the Company, at the issue price of R$2.62 per share.

V.	LISTING FOR EACH TYPE AND CLASS OF THE ISSUER'S SHARES IN THE MARKETS WHERE THEY ARE TRADED:

a) MINIMUM, AVERAGE AND MAXIMUM PRICE OF EACH YEAR, IN THE LAST 3 (THREE) YEARS:

	2022	2021	2020
Minimum Quotation	R$ 6,05	R$ 14,58	R$ 4,81
Maximum Quotation	R$ 19,92	R$ 28,75	R$ 39,26
Average Price	R$ 11,02	R$ 21,45	R$ 18,62

b) MINIMUM, AVERAGE AND MAXIMUM PRICE FOR EACH QUARTER, IN THE LAST 2 (TWO) YEARS:

2021	1º quarter	2º quarter	3º quarter	4º quarter
Minimum Quotation	R$ 18,83	R$ 21,64	R$ 16,60	R$ 14,58
Maximum Quotation	R$ 26,20	R$ 28,75	R$ 23,72	R$ 21,88
Average Price	R$ 22,66	R$ 24,74	R$ 20,36	R$ 17,43

2022	1º quarter	2º quarter	3º quarter	4º quarter
Minimum Quotation	R$ 12,25	R$ 8,87	R$ 7,42	R$ 6,05
Maximum Quotation	R$ 19,92	R$ 18,50	R$ 12,20	R$ 10,86
Average Price	R$ 16,08	R$ 13,27	R$ 9,44	R$ 8,48

c)                MINIMUM, AVERAGE AND MAXIMUM QUOTATION OF EACH MONTH, IN THE LAST 6 (SIX) MONTHS.

2023	06/2023	05/2023	04/2023	03/2023	02/2023	01/2023
Minimum Quotation	R$ 8,22	R$ 6,43	R$ 5,90	R$ 5,03	R$ 5,51	R$ 6,58
Maximum Quotation	R$ 13,24	R$ 8,46	R$ 7,38	R$ 8,44	R$ 8,64	R$ 8,35
Average Price	R$ 10,90	R$ 7,61	R$ 6,54	R$ 6,69	R$ 6,65	R$ 7,62

d)	AVERAGE QUOTATION IN THE LAST 90 (NINETY) DAYS:

2	GOL Linhas Aéreas Inteligentes S.A.

Average	R$ 8,69

VI.	PERCENTAGE OF POTENTIAL DILUTION RESULTING FROM THE ISSUE:

The percentage of dilution, within the scope of the Capital Increase, was approximately 0,0027%.

More information about the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br/) websites, or on the websites GOL's Investor Relations Office (http://ri.voegol.com.br), or through the contacts below:***

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer